NODAT, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022

(Unaudited)

Nodat Inc.

Balance Sheet

Assets

		As of December 31	
		2022	2021
Current Assets			
Cash and Cash Equivalents	$	7,390	14,730
Prepaid Expenses		67,000	-
Total Current Assets		**74,390**	**14,730**
Total Assets		**74,390**	**14,730**

Liabilities and Shareholders Equity

Current Liabilities		
Accounts Payable	20,000	0.00
Total Liabilities	20,000	0.00
Total Shareholders Equity	54,390	14,730
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	74,390	14,730


Nodat Inc.
Statement of Operations


Operating Income		**2022**	**2021**
Product Sales	$	47,967.72	27,982
Other Sales		123,067.00	0
Cost of Goods Sold		2519.80	0
Gross Profit		**168,514.92**	**27,962**
Operating Expenses			
Advertising & Marketing		82,051.70	8,373
Bank Charges & Fees		2065.82	
Development		16079.00	4800
Legal & Professional Svcs.		5057.90	450.00
Meals & Entertainment		664.20	
Office Supplies & Software		1875.20	
PayPal Fees		793.86	
Salaries & Wages		37,252.67	9,609
Contract Labor		13,184.50	
Travel		2764.08	
		7,390.19	**4,730**
Net Income			


Nodat Inc.
Statement of Stockholders Equity
As of Dec 2021
(In hundreds of dollars)


	Common Stock,		Paid-In Capital	Retained	Total
	Shares	Amount	in excess of Par	Earnings	
Issued Shares for Cash				10,000	10,000
Net Income (2021)				4730	4730
Cash Dividends					0.00
Stock Dividends					0.00
Balance on December 31	-	-	$-	$14730	$14,730

Nodat Inc.
Statement of Stockholders Equity
As of Dec 2022

	Common Stock, Shares	Amount	Paid-In Capital in excess of Par	Retained Earnings	Total
Issued Shares for Cash				67,000	67,000
Net Income (2022)				7390	
Cash Dividends			0.00		0.00
Stock Dividends			0.00		0.00
Balance on December 31		**$-**	**$-**	**$54,390**	**$54,390**


Nodat Inc.
Statement of Cash Flows


	2022	**2021**
Cash Flow From Operating Activities		
Net Income (Loss) For The Period	6,017.35	9,530
Change in Prepaid Expenses	0.00	0.00
Change in Payables	(150.00)	
Net Cash Flows From Operating Activities	**5,867.35**	**9,530**
Cash Flows From Financing Activities		
Business and Personal Grants	-	25,000
Net Cash Flows From Financing Activities	**0.00**	**25,000**
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	5,867.35	(15,000)
Cash at End of Period	5,867.35	10,000

Nodat Inc.

Notes to the Financial Statements

1. **ORGANIZATION AND FINANCIAL PURPOSE**

Nodat Inc., is a (the “Company”) is a corporation organized and existing under the laws of Delaware. The company operates an artificial intelligence mobile application and derives revenue from subscriptions and partnerships.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash on hand. For the fiscal years ended December 31, 2022 and As of March 1, 2023, the Company’s cash positions include its operating bank account. NODAT, INC. NOTES TO THE FINANCIAL STATEMENTS Fiscal Years Ended December 31, 2022 and Fiscal Quarter 1 March 1 2023.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company, trademark legal fees and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events